Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2015
(In Thousands of U.S. dollars)

Assets

Cash	$	51,632
Cash segregated for regulatory purposes		708
Securities borrowed		9,717,719
Securities received as collateral		3,380,732
Securities purchased under agreements to resell		882,175
Securities owned, at fair value (including pledged of $35,389)		74,240
Due from clearing corporations and other		74,856
Accrued interest receivable		4,318
Due from affiliate		1,862
Other assets		5,737
Total Assets	$	14,193,979

Liabilities and Member's Equity

Liabilities

Securities loaned	$	9,768,603
Obligation to return securities received as collateral		3,380,732
Securities sold under agreements to repurchase		38,505
Securities sold, not yet purchased, at fair value		51,253
Borrowing from affiliate, net		398,775
Due to affiliates, net		90,941
Due to clearing corporations and other		5,550
Accrued interest payable		3,658
Other liabilities		8,275
Total liabilities		13,746,292
Liabilities subordinated to claims of general creditors		150,000
Member's equity		297,687
Total Liabilities and Member's Equity	$	14,193,979

The accompanying notes are an integral part of the statement of financial condition